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                      KONINKLIJKE PHILLIPS ELECTRONICS N.V.
                                Groenewoudseweg 1
                       5621 BA Eindhoven, The Netherlands


                                  June 21, 1998


THE SEAGRAM COMPANY LTD.
1430 Peel Street
Montreal, Quebec, Canada H3A 1S9

Dear Sirs:

            Reference is made to the (i) Offer Agreement dated as of June 21, 1998 among The Seagram Company Ltd. ("you"), PolyGram N.V. (the "Company") and us (the "Offer Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Offer Agreement), pursuant to which you have agreed, subject to the terms and conditions thereof, to commence an Offer to purchase all the issued and outstanding shares of the Company, and (ii) the Tender Agreement dated as of June 21, 1998 between you and us (the "Tender Agreement"), pursuant to which we have agreed, subject to the terms and conditions thereof, to, among other things, tender our Stockholder Shares into the Offer. As a condition to your willingness to enter into the Offer Agreement and to consummate the transactions contemplated thereby, you have required that we agree, among other things, on certain voting arrangements with respect to the voting of our Stockholder Shares and to grant to you a proxy to vote the Stockholder Shares on the terms and conditions set forth below.

            1. During the time the Offer Agreement is in effect, at any meeting of the shareholders of the Company, however called, or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval is sought, we shall vote all the Stockholder Shares (a) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company or us under the Offer Agreement or of us under this letter agreement and
(b) against any action or agreement (other than the Offer Agreement or the transactions contemplated thereby) that could reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the Offer, including, but not limited to, (i) any acquisition or sale of all or any significant portion of the assets of, or any equity interest in, the Company or any of its Subsidiaries or any tender offer (including a self tender offer) or exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of the Company's Subsidiaries; (ii) any other action or agreement that could be reasonably expected to materially diminish the benefits to you of the transactions contemplated hereby and by the Offer Agreement; (iii) any change in the key management, Supervisory Board or Board of Management of the Company, except as otherwise agreed to in writing by you prior to such change; (iv) any material change in the present capitalization or dividend policy of the Company; or (v) any other material change in the Company's corporate structure or business and (c) in favor of any action or agreement or proposal submitted in any general meeting of shareholders of the Company that is necessary or desirable in connection with the transactions contemplated in the Offer Agreement, provided, however, that this paragraph 1 shall not
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require us to vote any Stockholder Shares with respect to any matters set forth in or contemplated by Article II of the Offer Agreement except to the extent we are required to so vote, in accordance with the provisions of such Article. We agree not to enter into any agreement, arrangement or understanding with any Person the effect of which would be inconsistent with any of the foregoing.

            2. We hereby grant to you, and this letter agreement shall constitute, an irrevocable proxy to vote the Stockholder Shares in accordance with paragraph 1, but otherwise in your sole discretion; provided, however, that the proxy granted hereby shall not extend to or encompass any vote of the Stockholder Shares with respect to any matters set forth in or contemplated by
Article II of the Offer Agreement. This proxy is irrevocable and, for so long as the Offer Agreement is in effect, coupled with an interest, and we will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

            3. At least 10 days prior to any meeting of shareholders of the Company, we shall confirm in writing to you (i) how we will be voting all of the Stockholder Shares during such meeting with respect to each of the items that is on the agenda of such meeting of shareholders and (ii) that such voting by us will fully comply with paragraph 1 of this letter agreement. In the event (i) we do not provide the confirmation in accordance with the preceding sentence or
(ii) if the confirmation is provided, you do not concur with the statement in the confirmation that the intended voting by us will fully comply with paragraph 1 hereof, you may notify us that you will use the proxy granted to you pursuant to paragraph 2 hereof. Following such notification, we will abstain from casting any votes of the Stockholder Shares and we will not contest, in the meeting of shareholders or otherwise, your exclusive right to vote the Stockholder Shares in your sole discretion.

            4. This letter agreement shall be governed and construed in accordance with the Laws of The Netherlands.

            5. The provisions of Sections 6.1 through 6.4 and Sections 6.7 through 6.10 of the Tender Agreement are incorporated by reference as if made herein.

            6. This letter agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Offer Agreement, the Tender Agreement, the Stockholders Agreement and the Confidentiality Agreement (except as provided in the next sentence), each of which shall survive the execution and delivery of this letter agreement. The second paragraph (other than the last two sentences thereof) of the letter dated May 5, 1998 constituting part of the Confidentiality Agreement shall terminate upon execution and delivery of the Offer Agreement and the seventh paragraph of such letter shall terminate upon the effectiveness of the Stockholders Agreement.

            7. This letter agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this letter agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this letter agreement.
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            8. This letter agreement and all of our obligations hereunder shall terminate only upon the termination, in accordance with its terms, of the Offer Agreement.

            If the foregoing is acceptable to you, please execute a copy of this letter agreement in the space below, at which time this instrument will constitute a binding agreement between us.

                               Very truly yours,

                               KONINKLIJKE PHILIPS ELECTRONICS N.V.

                               By: /s/ Cor Boonstra
                                   ---------------------------------------
                                   Name:  Cor Boonstra
                                   Title:  Chairman of the Board of
                                           Management and Chief Executive
                                           Officer

                               By: /s/ Jan Hommen
                                   ---------------------------------------
                                   Name:  Jan Hommen
                                   Title:  Chief Financial Officer


ACCEPTED AND AGREED as
of the date written above

THE SEAGRAM COMPANY LTD.


By: /s/ Robert Matschullat
   --------------------------------------
      Name:  Robert Matschullat
      Title:  Vice Chairman and Chief Financial
           Officer